Exhibit 11: Statement re: Computation of Earnings Per Share

The following shows the weighted average number of shares used in computing earnings per share and the effect on weighted average number of shares of dilutive potential common stock. Potential dilutive common stock had no effect on income available to common shareholders

Quarter Ended March 31,	2003		2002

		Per Share		Per Share
	Shares	Amount	Shares	Amount

Basic earnings per share	2,115,102	$0.53	2,115,102	$0.13

Effect of dilutive securities, stock options	148,851		53,105

Diluted earnings per share	2,263,953	$0.50	2,168,207	$0.12

Net Income utilized in the earnings per share calculations above:	$1,124,000		$268,000